DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING.

DWS INVESTMENTS
Deutsche Bank Group

# Enhanced Participation Notes Linked to The Oil Services HOLDRS℠ Trust (Depositary Receipts) due December 23, 2011

Oil Services Sector Exposure ■ Bullish ■ Fee-Based Accounts

## Indicative Terms as of December 2, 2009

| | |
|---|---|
| CUSIP: | 2515A0 WB 5 |
| Issuer: | Deutsche Bank AG, London Branch |
| Maturity / Tenor: | 24 Months |
| Underlying: | The Oil Services HOLDRS℠ Trust (Ticker: OIH) |
| Initial Level: | The closing level of the Underlying on the Trade Date. |
| Final Level: | The closing level of the Underlying on the Final Valuation Date multiplied by the Share Adjustment Factor |
| Underlying Return: | $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ |
| Participation Rate: | 200% |
| Underlying Return Cap: | 26.30% - 30.50% (TBD on Trade Date) |
| Maximum Return: | 52.60% - 61.00% (TBD on Trade Date) |
| Payment at Maturity: | If the Final Level:<br>(a) is greater than the Initial Level, a cash payment per $1,000 Face Amount of securities calculated as follows:<br>$1,000 + [$1,000 x the lesser of (i) Underlying Return x Participation Rate and (ii) the Maximum Return];<br>(b) is equal to the Initial Level, a cash payment equal to $1,000 per $1,000 Face Amount of securities;<br>(c) is less than the Initial Level, a cash payment per $1,000 Face Amount of securities equal to $1,000 + $1,000 x Underlying Return. |
| Agent: | Deutsche Bank Securities Inc. |
| Share Adjustment Factor: | Initially 1.0, subject to adjustment for anti-dilution events. |
| Discounts and Commissions: | The securities will initially be distributed through Deutsche Bank Securities Inc. ("DBSI"), its affiliates and/or certain other affiliated or unaffiliated brokers (collectively, the "Brokers"). DBSI will receive a selling concession of up to 1.30% or $13.00 per $1,000 face amount. DBSI may pay referral fees to other Brokers of up to 0.50% or $5.00 per $1,000 face amount and may additionally pay fees of up to 0.80% or $8.00 per $1,000 face amount to certain other Brokers. Deutsche Bank AG will reimburse DBSI for such fees. DBSI, the agent for this offering, is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 778B. |

## Best Case Scenario at Maturity

If the Underlying Return is positive, investors will receive at maturity 200% of the Underlying Return, subject to an Underlying Return Cap of between 26.30% and 30.50% (TBD on Trade Date) for a Maximum Return of between 52.60% and 61.00% (TBD on Trade Date).

## Worst Case Scenario at Maturity

If the Final Level is less than the Initial Level, an investment in the securities will decline by 1% for every 1% decline in the Underlying. You may lose your entire investment in the securities.

## Benefits

- Exposure to the performance of companies in the oil service industry
- Enhanced participation in any positive Underlying Return up to the Underlying Return Cap

## Risks

- The securities do not offer principal protection and your investment is fully exposed to any decline in the Underlying
- Return on the securities is limited by the Maximum Return, and you will not benefit from any appreciation of the Underlying beyond the Underlying Return Cap
- Return on the securities is linked to the value of the Underlying without taking into consideration the value of dividends paid on the stocks held by the Underlying
- The value of the Underlying is not necessarily representative of the oil service industry and the stock prices of oil service companies may be volatile
- An investment in the securities is subject to the credit of the Issuer

## Important Dates

| | |
|---|---|
| Offering Period: | December 2, 2009 – December 18, 2009 |
| Trade Date: | December 18, 2009 |
| Settlement Date: | December 23, 2009 |
| Final Valuation Date: | December 20, 2011 |
| Maturity Date: | December 23, 2011 (24 Months) |

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated December 2, 2009 R-1406 1-1 (10/09)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY

*DWS Structured Products 1.866.637.9185 www.dws-sp.com*

Enhanced Participation Securities Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Participation Rate of 200% and an Underlying Return Cap of 28.40%, corresponding to a Maximum Return of 56.80%)
Change in Underlying (%)	Underlying Return (%)	Security Return (%)	Payment at Maturity (per $1,000 invested)
40.00%	28.40%	56.80%	$1.568.00
30.00%	28.40%	56.80%	$1.568.00
28.40%	28.40%	56.80%	$1.568.00
20.00%	20.00%	40.00%	$1,400.00
10.00%	10.00%	20.00%	$1,200.00
5.00%	5.00%	10.00%	$1,100.00
0.00%	0.00%	0.00%	$1,000.00
-5.00%	-5.00%	-5.00%	$950.00
-10.00%	-10.00%	-10.00%	$900.00
-20.00%	-20.00%	-20.00%	$800.00
-30.00%	-30.00%	-30.00%	$700.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The payment at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Underlying.

YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM RETURN — The Underlying Return cannot exceed the Underlying Return Cap of between 26.30% and 30.50% (to be determined on the Trade Date) and your payment at maturity is therefore limited to a maximum payment of between $1,526.00 and $1,610.00 (to be determined on the Trade Date) for each $1,000.00 Face Amount of the securities you hold.

THE VALUE OF THE UNDERLYING MAY NOT BE REPRESENTATIVE OF THE OIL SERVICE INDUSTRY, AND THE STOCK PRICE OF OIL SERVICE COMPANIES MAY BE VOLATILE — Although the stocks held by the Underlying are common stock of companies generally considered to be involved in various segments of the oil service industry, the value of the Underlying is not necessarily representative of the entire oil service industry. The stock prices of oil service companies are subject to wide fluctuations in response to a variety of factors, including the demand for oil and gas, government policies regarding exploration of oil and gas reserves, advances in exploration technology and the political environment of oil−producing regions. Price volatility of the stocks held by the Underlying may adversely affect the closing level of the Underlying and consequently the value of the securities.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the securities or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Underlying.

THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Underlying on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING AND THE MARKET VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the closing level of the Underlying or the value of the securities.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

COUNTERPARTY RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 778B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus, term sheet No. 778B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

DWS Structured Products    1.866.637.9185    www.dws-sp.com